

December 28, 2012

Debra A. Hess
Chief Financial Officer and Treasurer
Northstar Real Estate Income Trust, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

> **Re:** **Northstar Real Estate Income Trust, Inc.**
> **Form 10-K**
> **Filed March 2, 2012**
> **File No. 333-157688**
> **Form 10-Q**
> **Filed November 13, 2012**
> **File No. 333-157688**

Dear Ms. Hess:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Risk Management, page 6

1. We note your disclosure on page 6 that your advisor conducts comprehensive credit reviews. In future Exchange Act periodic reports, please revise to more specifically describe how management assesses the credit risk of your portfolio from period to period, including any internal risk ratings, LTV metrics, watch lists or similar measures it uses.

Item 7. Management's Discussion and Analysis of Financial Condition, page 44

2. We note the higher and increasing yields associated with your loan portfolio. In future Exchange Act periodic reports, please revise to more specifically describe the loans, including the collateral type for each loan and the geographic diversification of the collateral.

Item 8. Financial Statements and Supplementary Data, page 56

Notes to Consolidated Financial Statements, page 63

1. Formation and Organization, page 63

3. Please tell us and disclose in future filings the percentage of your limited partnership interest in NorthStar Real Estate Income Trust Operating Partnership, LP as of the most recent balance sheet date.

5. Real Estate Debt Investments, page 70

4. Please explain to us how you have met all of the disclosure requirements of ASC Topic 310-10-50. Specifically, explain to us where you have included the credit quality information required by ASC Topic 310-10-50-27 through ASC Topic 310-10-50-30.

8. Stockholders' Equity, page 73

Distributions, page 74

5. Please tell us and disclose in future periodic filings the tax status of distributions per share (e.g., ordinary income, capital gain, return of capital). Refer to Rule 3-15(c) of Regulation S-X.

Form 10-Q for period ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 36

Net Interest Income, page 36

6. Please explain to us how you have met all the disclosure requirements of Securities Act Industry Guide 3. Specifically tell us where you have disclosed the variance analysis required by Section I.C. of Guide 3. To the extent you have determined that the disclosures are not required, tell us how you have applied the guidance in SAB Topic 11.K.

Distributions Declared and Paid, page 46

7. We note your disclosure on pages 46 and 49 regarding the distributions paid. In future Exchange Act periodic reports, please revise your disclosure in the distributions table to quantify the amount of distributions funded by offering proceeds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Debra A. Hess
Northstar Real Estate Income Trust, Inc
December 28, 2012
Page 4

You may contact Mark Rakip, Staff Accountant at (202)551-3573 or the undersigned at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney at (202)551-3758 or Jennifer Gowetski, Attorney Advisor at (202)551-3401 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant